July 15, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Folake Ayoola

Re:	Starboard Value Acquisition Corp.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Filed July 14, 2021

File No. 001-39496

Dear Ms. Ayoola:

On behalf of Starboard Value Acquisition Corp. (the “Company”), reference is made to the letter dated July 15, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 to the preliminary proxy statement (“Amendment No. 3”). Separately today, the Company has submitted to the Commission Amendment No. 4 to the Preliminary Proxy (“Amendment No. 4”) through EDGAR in response to the Staff’s comment. Amendment No. 4 has been marked to indicate changes from Amendment No. 3.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 4). The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 3 to Preliminary Proxy Statement filed on July 14, 2021

Notes to Consolidated Financial Statements—Cyxtera Technologies

Note 5. Revenue, page F-95

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We note your revised disclosures to the unaudited interim period financial statement footnotes in response to prior comment 4 where you now disclose remaining performance obligations at December 31, 2020 of $869.3 million. However, we further note that the disclosures in the audited financial statement footnotes continues to reflect a materially different amount of $33.7 million. Please revise the audited financial statement footnotes to reflect the correct remaining performance obligations. Refer to ASC 606-10-50-13.

Response: In response to the Staff’s comment, the Company has revised the audited financial statement footnotes on pages F-95 and F-96 of Amendment No. 4 to reflect the remaining performance obligations.

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Please do not hesitate to contact the undersigned at 212-872-1053, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alice Hsu

Alice Hsu

cc:	Martin D. McNulty, Jr., Starboard Value Acquisition Corp.
Victor Semah, Cyxtera Technologies, Inc.
Erika Weinberg, Latham & Watkins LLP

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